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                           May 15, 2020

       Sachin Shah
       Chief Executive Officer
       Brookfield Renewable Corporation
       250 Vesey Street, 15th Floor
       New York, New York 10281-1023

                                                        Re: Brookfield
Renewable Corporation
                                                            Brookfield
Renewable Partners L.P.
                                                            Amendment No. 2 to
Registration Statement on Form F-1/F-4
                                                            Filed April 22,
2020
                                                            File No. 333-234614

       Dear Mr. Shah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2020 letter.

       Amendment No.2 to Form F-1 on Form F-1/F-4 filed April 22, 2020

       Prospectus Cover Page, page 1

   1. We note that you have defined here Brookfield to include "Brookfield Asset Management
                                                        Inc." and "its
subsidiaries (other than entities within our the Brookfield Renewable group)." Please revise
your prospectus cover page to clarify that this registration statement is not an
offering made by "Brookfield."
       Risk Factors
       BEPC's operations in the future may be different from BEPC's current Business, page 41

   2. You describe the current business of Brookfield Renewable here and the potential changes
 Sachin Shah
FirstName LastNameSachin Shah
Brookfield Renewable Corporation
Comapany NameBrookfield Renewable Corporation
May 15, 2020
May 15, 2020 Page 2
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FirstName LastName
         to BEPC's business in the future. Please revise to briefly describe the assets that BEPC includes in its current business.
Special Note Regarding Forward-Looking Information, page 69

3. We note your bullet on page 72 noting the risks from "the separation of economic interest from control within BEPC's organizational structure." Please further explain the risk from this separation of economic interest within your organizational structure in your risk factors section.
Transactions Occurring Prior to the Special Distribution
Transactions Agreements , page 74

4. We note that your glossary defines "Business" to be the United States, Brazilian and
         Columbian operations of BEP to be acquired by BEPC. In this section, however, you only appear to describe the determination to transfer the hydroelectric power assets in Brazil and Colombia and the related transfer agreements. Please revise to address the determination to transfer all the operations that defines the "Business."
Unaudited Pro Forma Financial Statements
Unaudited Pro Forma Financial Statements for BEP, page 100

5. We note you present pro forma basic and diluted earnings per BEP unit for the years ended December 31, 2017, 2018 and 2019. Please disclose the number of units used in the computations, on both the historical and pro forma basis as well as clearly show how you arrived at the number of units used to compute the pro forma per unit data.
Security Ownership, page 237

6. We note your disclosure in footnote 5 to the beneficial ownership table that Partners
         Limited owns all of Brookfield's Class B limited voting shares entitling it to appoint one-
         half of the board of directors of Brookfield. Please also further describe the nature of
         Partners Limited's control of Brookfield, such as disclosing the business of Partners
         Limited and any natural or legal persons that ultimately control or manage Partners
         Limited. See Item 7.A.3 of Form 20-F.
Cover page of joint proxy/prospectus, page AT-1

7. You disclose that holders of public TERP shares will not participate in the special distribution. Please also disclose here whether or not the TERP acquisition can be completed if the special distribution does not occur.
Material United States Federal Income Tax Considerations, page AT-249

8. We note your disclosure on page ALT-253 that the following discussion thereunder constitutes the opinion of Torys LLP, special tax counsel to BEPC, as to the material U.S.
         federal income tax consequences to U.S. holders. However, at various times you appear to
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FirstName LastNameSachin Shah
Brookfield Renewable Corporation
Comapany NameBrookfield Renewable Corporation
May 15, 2020
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         make a representation as to a material tax consequence that does not appear within the opinion of counsel, with such representation attributable to positions that BEPC or the general partner of BEP intend to take. For example:
           On page ALT-255, you disclose that the exchange right generally should not be treated as taxable "boot" under Section 351 of the Code, and that BPEC intends to take this position for all U.S. federal income tax purposes;
           On page ALT-256 you disclose that BEPC intends to take the position that the BEPC exchangeable shares are not preferred stock under Section 351(g) of the Code, which would otherwise make receipt of BPEC exchangeable shares taxable in full to a U.S holder; and
           On page ALT-261, in terms of the exercise of the BEP call right, that the general partner of BEP currently expects such exchange will qualify as tax-free under Section
             721(a) of the Code.

         As these representations appear to be material tax consequences, please revise to include such representations within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a "should" or "more likely than not" opinion to make clear the opinion is subject to a degree of uncertainty. Refer to
Section III.C.3 and 4 of
         Staff Legal Bulletin No. 19 for guidance.
Exhibits

9. Please revise your form of proxy to disclose whether or not any proposals are related to or conditioned on the approval of other matters, such as whether proposal 1 is conditioned on the approval of proposals 2-4 or not. See Exchange Act Rule
14a-4(a)(3).
General

10. Disclosure on page ALT-133 states that TerraForm Power has been a controlled affiliate of Brookfield, and Brookfield and its affiliates have owned a majority of the outstanding shares of TERP common stock. We further note that if the TERP acquisition is completed, there will no longer be any publicly held shares of TERP common stock and the TERP common stock will be delisted. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction with TerraForm Power, including any reliance on the exceptions to the rule's applicability. In this regard, please address the exception in Rule 13e-3(g)(2) and its related requirements. We note that cash will be paid in lieu of any fractional shares of BEPC exchangeable shares or BEP units.
         In your response, please address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security and that such equity security has substantially the same rights as the equity security which is the subject of the Rule
         13e-3 transaction. Please also address: (i) the number of TERP common stockholders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of TERP common stockholders, if any, who would be
 Sachin Shah
Brookfield Renewable Corporation
May 15, 2020
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      effectively cashed out after giving effect to the cash disposition of fractional interests.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameSachin Shah
                                                              Division of
Corporation Finance
Comapany NameBrookfield Renewable Corporation
                                                              Office of Energy
& Transportation
May 15, 2020 Page 4
cc:       Mile T. Kurta
FirstName LastName